UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2021

Commission File Number: 001-39487

Silence Therapeutics plc

(Exact Name of Registrant as Specified in Its Charter)

72 Hammersmith Road

London W14 8TH

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Filed as Exhibits 99.1, 99.2 and 99.3 to this Report on Form 6-K (this “Report”) are press releases of Silence Therapeutics plc (the “Company”), dated October 15, 2021. Filed as Exhibits 99.4 and 99.5, respectively, are a shareholder circular and related FAQ, each distributed October 15, 2021 to the Company’s shareholders.

Exhibits 99.1 – 99.5 to this Report shall be deemed to be incorporated by reference into the registration statement on Form S-8 (File no. 333-248682) of the Company (including any prospectuses forming a part of such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release, dated October 15, 2021, “Silence Announces Proposed Cancellation of Admission of its Ordinary Shares to Trading on AIM and Transition of its Primary Trading Venue to the Nasdaq Global Market”.

99.2	Press release, dated October 15, 2021, “Silence Therapeutics and Hansoh Pharma Announce Collaboration to Develop Therapeutics Leveraging Silence’s mRNAi GOLD™ Platform”.

99.3	Regulatory News Announcement, dated October 15, 2021.

99.4	Information Circular, dated October 15, 2021.

99.5	Frequently Asked Questions, dated October 15, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Silence Therapeutics plc

By:	/s/ Mark Rothera
	Name:	Mark Rothera
	Title:	President and Chief Executive Officer

Date: October 15, 2021